
June 21, 2023

Travis T. Thomas
Chief Financial Officer
Ring Energy, Inc.
1725 Hughes Landing Blvd., Suite 900
The Woodlands, TX 77380

      Re: Ring Energy, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           File No. 001-36057

Dear Travis T. Thomas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Energy & Transportation